                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                 Commission File Number  0-24414
                                                                        --------


                          NOTIFICATION OF LATE FILING

(Check One):  [  ] Form 10-K   [  ] Form 11-K   [  ] Form 20-F  [ X ] Form 10-Q
[   ] Form N-SAR

For Period Ended:    February 28, 1998
                     -----------------------------------------------------------

[   ] Transition Report on Form 10-K       [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F       [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:
                                      ------------------------------------------

 Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:
                                                   -----------------------------

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                        Part I.  REGISTRANT INFORMATION

Full name of registrant   RF Monolithics, Inc.
                          ------------------------------------------------------

Former name if applicable

   N/A
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Address of principal executive office (Street and number)

   4347 Sigma Rd.
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City, State and Zip Code   Dallas, TX 75244
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                                       1
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                        PART II.  RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c)  The accountant's statement or other exhibit required by Rule
       12b-25(c) has been attached if applicable.


                              Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

               Additional time will be needed for the Registrant's management, counsel and accountants to complete the preparation and review of the Registrant's Report on Form 10-Q for the period ended February 28, 1998. The additional time required to prepare and review the Registrant's Report on Form 10-Q is necessary to incorporate a subsequent event into the Report. This event occurred less than one week before the due date.


                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

   Sam L. Densmore                                        (972) 233-2903
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     (Name)                                       (Area Code)(Telephone number)

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [ X ] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ X ] Yes   [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             RF Monolithics, Inc.
--------------------------------------------------------------------------------
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 15, 1998              By /s/ Sam L. Densmore
     --------------                 ------------------------------------------
                                 Name:  Sam L. Densmore
                                        --------------------------------------
                                 Title:  President and Chief Executive Officer
                                         -------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

PART IV.  QUESTION (3)
----------------------

The Registrant anticipates that the earnings statement to be reported in the Form 10-Q will contain significant changes from its results of operations for the periods ended February 28, 1998 (the "current period") as compared to its results of operations for the period ended February 29, 1997 (the "comparable quarter"). An explanation of these changes in quarterly results is set forth in the Registrant's press release dated March 18, 1998, announcing quarterly results for the period ended February 28, 1998 and in the Registrant's press release dated April 15, 1998, announcing the occurrence of a subsequent event for the period ended February 28, 1998, both of which are attached hereto as exhibits and incorporated by reference herein.

                                INDEX TO EXHIBIT

 EXHIBIT NUMBER              DESCRIPTION                          PAGE
 --------------        -----------------------                  -------
     A                 Press Release dated March 18, 1998          6

     B                 Press Release dated April 15, 1998          9

                                   EXHIBIT A

        RF MONOLITHICS REPORTS 54% INCREASE IN SECOND QUARTER NET INCOME
                          Sales Up 24% Year-Over-Year

DALLAS, TEXAS (MARCH 18, 1998) RF MONOLITHICS, INC. (NASDAQ: RFMI) today reported net income for the second quarter ended February 28, 1998 increased 54% to $1,055,000 or $.18 per diluted share, compared to $684,000, or $.12 per diluted share, for the second quarter of the prior year. Net income for the six months ended February 28, 1998 was $2,088,000, or $.35 per diluted share, compared to $1,284,000, or $.23 per diluted share, for the prior period.

Sales for the second quarter ended February 28, 1998 increased 24% to $13,214,000, compared to $10,695,000 for the second quarter of the prior year. Sales for the six month period ended February 28, 1998 increased 26% to $26,096,000 compared to $20,772,000 for the six months ended February 28, 1997. The increase in sales for the second quarter and the six months year-to-date was due primarily to increased sales in both the filter and low-power component product areas.

Sam L. Densmore, President and CEO of RF Monolithics, Inc. commented on the quarter. "We are pleased to report increased second quarter sales and income, especially during a traditionally slow period. More importantly, the transition of our sales towards value added products continues and reflects the positive results of our sales, marketing and development teams and the ability of our manufacturing organization to meet these challenging demands."

RFM, headquartered in Dallas, Texas is a leading developer, manufacturer and supplier of a broad range of radio frequency components and modules based on surface acoustic wave technology for the automotive, computer, consumer, industrial and telecommunications markets worldwide.

This news release contains forward-looking statements that involve risks and uncertainties, including timely development, acceptance and pricing of new products, the potential transition to value added products, the impact of competitive products and pricing, general economic conditions as they affect the Company's customers, as well as the other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended August 31, 1997.


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PAGE 2 OF 3                                          RFM FINANCIAL NEWS RELEASE
-----------                                          --------------------------

                              RF MONOLITHICS, INC.
                         CONDENSED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                    FEBRUARY 28,     FEBRUARY 28,     FEBRUARY 28,    FEBRUARY 28,
                                                        1998             1997             1998            1997
                                                  -------------------------------   ------------------------------
                                                           (UNAUDITED)                        (UNAUDITED)
     SALES                                               $13,214          $10,695          $26,096         $20,772

     COST OF SALES                                         7,889            6,422           15,523          12,512

     GROSS PROFIT                                          5,325            4,273           10,573           8,260
                                                  -------------------------------   ------------------------------

     RESEARCH AND                                          1,313              969            2,780           1,883
     DEVELOPMENT

     SALES AND                                             1,476            1,431            2,870           2,788
     MARKETING
                                                                                             1,627           1,478
     GENERAL AND                                             899              778
     ADMINISTRATIVE

                     OPERATING EXPENSES                    3,688            3,178            7,277           6,149
                                                  -------------------------------   ------------------------------

                     INCOME FROM OPERATIONS                1,637            1,095            3,296           2,111

     OTHER INCOME                                             15                8               22             (40)
     (EXPENSE), NET
                                                  -------------------------------   ------------------------------

                     INCOME BEFORE INCOME TAXES            1,652            1,103            3,318           2,071

     INCOME TAX                                              597              419             1230             787
     EXPENSE

                     NET INCOME                          $ 1,055          $   684          $ 2,088         $ 1,284
                                                  ===============================   ==============================
     EARNINGS PER
     SHARE:
                     BASIC                                  $.19             $.13             $.38            $.24
                                                  ===============================   ==============================
                     DILUTED                                $.18             $.12             $.35            $.23
                                                  ===============================   ==============================
     WEIGHTED
     AVERAGE COMMON
                     SHARES OUTSTANDING:
                     BASIC                                 5,586            5,380            5,553           5,356
                                                  ===============================   ==============================
                     DILUTED                               5,968            5,687            6,001           5,644
                                                  ===============================   ==============================

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   PAGE 3 OF 3                                    RFM FINANCIAL NEWS RELEASE
   -------------                                  --------------------------

                             RF MONOLITHICS, INC.
                           CONDENSED BALANCE SHEETS
                                (IN THOUSANDS)

                                                                      FEBRUARY 28,              AUGUST 31,
                                                                          1998                     1997
                                                                 --------------------      --------------------
                                                                       (UNAUDITED)

                   ASSETS
   CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS                          $ 5,927                  $ 5,969
   ACCOUNTS RECEIVABLE, NET                                                     9,957                    9,517
   INVENTORIES                                                                  6,569                    4,934
   OTHER CURRENT ASSETS                                                         1,874                    1,708
                                                                 --------------------      --------------------
                   TOTAL CURRENT ASSETS                                        24,327                   22,128

   NET PROPERTY AND EQUIPMENT                                                  14,510                   13,694

   DEFERRED TEXAS AND OTHER ASSETS                                              1,036                    1,538
                                                                 --------------------      --------------------

                   TOTAL                                                      $39,873                  $37,360
                                                                 ====================     ====================

                   LIABILITIES AND STOCKHOLDERS' EQUITY
   CURRENT LIABILITIES                                                        $ 7,758                  $ 7,454

   LONG-TERM DEBT                                                               1,378                    1,911

                   TOTAL LIABILITIES                                            9,136                    9,365

   STOCKHOLDERS' EQUITY                                                        30,737                   27,995

                   TOTAL                                                      $39,873                  $37,360
                                                                 ====================     ====================

                                     End

                                   EXHIBIT B

                      RF MONOLITHICS, INC. SETTLES LAWSUIT


DALLAS - April 15, 1998 - RF Monolithics, Inc. (RFM) [NASDAQ: RFMI] today announced that the lawsuit filed against RFM by Timekeeping Systems, Inc. (Timekeeping) has settled. As previously disclosed, a lawsuit was filed against RFM in June 1996 by Timekeeping alleging a claim of breach of contract and asserting damages in excess of several million dollars. The case was scheduled to go to trial in April 1998 in the United States District Court for the Northern District of Ohio. On April 14, 1998 RFM executed a Settlement Agreement and Mutual Release, which includes a mutual nondisparagement provision. An order dismissing the case has been entered. In connection with the settlement, RFM, without admitting liability, has agreed to pay Timekeeping a lump sum payment.

In accordance with generally accepted accounting principles an additional $500,000 in litigation related expenses (which includes the lump sum payment) was accrued in the quarter ended February 28, 1998. As a result, earnings per diluted share for the second quarter was $.12 per share, in comparison to $.12 per diluted share for the comparative quarter of the prior year. Earnings per diluted share for the six months ended February 28, 1998 was $.30, compared to $.23 for the prior year. Current year earnings per diluted share amounts were reduced from previously announced results by $.06 due to the litigation related accruals. Details concerning litigation expense are contained in the Company's Form 10-Q filed with the Securities Exchange Commission.

"We are pleased to have the litigation matter resolved," commented Sam Densmore, President and CEO of RF Monolithics, Inc. "Expenses related to this matter were $61,000 in our first quarter and $580,000 in our second quarter. We will now devote all of our attention and resources to enhancing sales and income."

Except for the historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties, including timely development, acceptance and pricing of new products, product mix, the impact of competitive products and pricing, general economic conditions as they affect the Company's customers, as well as the other risks detailed from time to time to the Company's SEC reports, including the report on Form 10-K for the year ended August 31, 1997.

RFM, headquartered in Dallas, Texas is a leading developer, manufacturer and supplier of a broad range of radio frequency components and modules based on surface acoustic wave technology for the automotive, computer, consumer, industrial and telecommunications markets worldwide.